Friedman, Billings, Ramsey & Co., Inc.
1001 Nineteenth Street North
Arlington, Virginia 22209
August 1, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
     Attn: Charito Mittelman

Re:	Asset Capital Corporation, Inc. Registration Statement on Form S-11 (File No. 333-129087)
Ladies and Gentlemen:
     We hereby join Asset Capital Corporation, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that such Registration Statement will become effective at 3:30 p.m. ET, on August 2, 2006, or as soon thereafter as practicable. The undersigned hereby confirm that we are aware of our responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of Common Stock by Asset Capital Corporation, Inc. specified in the above-captioned Registration Statement.
[signature page follows]

Sincerely,

Friedman, Billings, Ramsey & Co., Inc.
Wachovia Capital Markets, LLC
Robert W. Baird & Co. Incorporated

By: Friedman, Billings, Ramsey & Co., Inc., as representatives of the several underwriters

By	/S/ ERIC BILLINGS

Name: Eric Billings
Title: Chairman & CEO